

July 25, 2012

<u>Via Facsimile</u>
Mr. Perry L. Elders
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

> **Re: McDermott International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response Letter Dated June 22, 2012**
> **File No. 1-08430**

Dear Mr. Elders:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Consolidated Financial Statements</u>

<u>Note 1 - Basis of Presentation and Significant Accounting Policies</u>

<u>Revenue Recognition, page 56</u>

1.   We note your response to prior comment seven, including your analysis of ASC 250-10-50-4. It does not appear to us that this guidance should be applied to each individual contract when evaluating whether adjustments are material. It appears to us that all

adjustments to contract estimates to complete should be evaluated in the aggregate, on a gross basis, by analogy to the examples illustrated in ASC 250-10-20. Specifically, similarly to revising service lives and salvage values of depreciable **assets**, or uncollectible **receivables**, the analysis is performed on an aggregated basis and not on an individual asset or receivable basis. Therefore, it continues to appear to us that the notes to your financial statements should be revised to disclose the impact of the aggregate changes in contract estimates on your results of operations, if material.

2.   We note your response to prior comment eight; however, we also note that contract estimates appear to be your most significant and critical accounting estimates. In order for investors to fully understand the impact of these estimates on your historical financial statements, as well as their susceptibility to change over a relatively short time period, we continue to believe you should quantify and discuss gross favorable and unfavorable contract estimates in your critical accounting policy disclosures in future annual and quarterly filings.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief